UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amerityre Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03073V107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073V107

1	NAME OF REPORTING PERSONS Shelton Equity Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,000,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000.00
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.38%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 03073V107

1	NAME OF REPORTING PERSONS Shelton Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,000,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000.00
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.38%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Preliminary Statement

This report covers Shelton Equity Income Fund (the “Fund”) and Shelton Capital Management (“SCM”) (each a “filing person”). SCM is a filing person by virtue of fact that in its capacity as the investment adviser to the Fund, SCM makes voting and dispositive decisions with respect to portfolio holdings of the Fund.

Except for Item 3, the information contained below is identical for each filing person unless otherwise provided. With respect to Item 3, the Fund selects (d) “Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8),” and SCM selects (e) “An investment adviser in accordance with § 240.13d 1(b)(ii)(E).”

Item 1.

(a)	Name of Issuer: Amerityre Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1501 Industrial Road, Boulder City, Nevada 89005

Item 2.

(a)	Name of Person Filing:

Shelton Equity Income Fund

Shelton Capital Management

(b)	Address or principal business office or, if none, residence: 1875 Lawrence Street, Suite 300, Denver, CO 80202

(c)	Citizenship:

Shelton Equity Income Fund

Shelton Capital Management: California

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP No.: 03073V107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________.

Item 4.	Ownership

(a)       Amount Beneficially Owned: 20,000,000

(b)       Percent of Class: 27.38%

(c)       Number of Shares as to which each reporting person has:

(i)	Sole power to vote or to direct the vote: 20,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 20,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 09, 2022

Shelton Funds, on behalf of its series,
the Shelton Equity Income Fund

/s/ Gregory T. Pusch
By:
Gregory T. Pusch
Chief Compliance Officer

Shelton Capital Management

/s/ Gregory T. Pusch
By:
Gregory T. Pusch
Chief Compliance Officer